FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on August 31, 2011, by Panasonic Corporation (the registrant), announcing to integrate bond financing, redemption and administrative work of wholly-owned subsidiary (SANYO Electric Co., Ltd.)

2.	News release issued on August 31, 2011, by the registrant, announcing to absorb wholly-owned subsidiary (Panasonic Electric Works Co., Ltd.)

3.	News release issued on August 31, 2011, by the registrant, announcing to absorb wholly-owned subsidiaries (Panasonic Electronic Devices Co., Ltd. and Panasonic Electronic Devices Japan Co., Ltd.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: September 2, 2011

August 31, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic to Integrate Bond Financing, Redemption and Administrative

Work of Wholly-Owned Subsidiary (SANYO Electric Co., Ltd.)

Osaka, Japan, August 31, 2011 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that its Board of Directors has decided and signed an agreement to assume operations related to bond financing, redemption and administrative work of SANYO Electric Co., Ltd. (SANYO), a wholly-owned consolidated subsidiary of Panasonic, through business division. This division is expected to take effect on January 1, 2012. Details of the business division are outlined below.

1. Purpose of the Business Division

Panasonic intends to unify the operations related to bond financing, redemption, and administrative work of SANYO into Panasonic. This will enable Panasonic to unify the group-wide bond administrative operations including those related to the bonds issued by Panasonic Electric Works Co., Ltd. which are expected to be transferred to Panasonic through the merger. For detailed information of the merger, refer to the press release, “Panasonic to Absorb Wholly-Owned Subsidiary (Panasonic Electric Works Co., Ltd.)”, issued on August 31, 2011.

2. Summary of the Business Division

(1)	Schedule of the business division

August 31, 2011	Resolution of the Board of Directors on the business division
August 31, 2011	Signing of the business division agreement
January 1, 2012 (planned)	Effective date of the business division

(Note: The business division will be conducted through a simplified procedure provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic and SANYO will not be required.)

(2)	Method of the business division

SANYO will divide a certain part of its business and Panasonic will succeed to the dividend business.

(3)	Allotment in relation to the business division

Panasonic is expected to pay approximately 500 thousand yen in cash to SANYO.

(4)	Increase in stated capital as a result of this business division

There shall be no increase in stated capital as a result of this business division.

(5)	Rights and obligations to be transferred

Panasonic will assume a certain amount of assets, liabilities, contracts, and other rights and obligations of SANYO related to this business including the bonds issued by SANYO and a certain amount of cash which is equivalent to the amount of the principal and interest of the bonds.

(6)	Prospects for paying debt obligations

Panasonic believes that Panasonic will be able to fulfill its obligations which are required to be performed after the effective date of the business division.

3. Basic information of Panasonic and SANYO

(As of March 31, 2011, unless otherwise specified)

		Succeeding Company		Company to transfer the business
(1)	Corporate name	Panasonic Corporation		SANYO Electric Co., Ltd.
(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka, Japan
(3)	Name and title of representative	President, Fumio Ohtsubo		Executive Director and President, Seiichiro Sano
(4)	Principal lines of business	Manufacture and sale of electronic and electric equipment, etc.		Manufacture and sale of various electronic equipments
(5)	Stated capital	258,740 million yen		322,242 million yen
(6)	Date established	December 15, 1935		April 1, 1950
(7)	Number of shares issued	2,453,053,497 shares		6,158,053,099 shares
(8)	Fiscal year end	March 31		March 31
(9)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (trust account)	4.76%	Panasonic Corporation (As of April 1, 2011)	100%
		Japan Trustee Services Bank, Ltd. (trust account)	4.41%
		Moxley & Co.	3.20%
		Nippon Life Insurance Company	2.73%
		Sumitomo Mitsui Banking Corporation	2.32%

		Succeeding Company	Company to transfer the business
(10)	Operating results and financial conditions for the year ended March 31, 2011	Panasonic Corporation (Consolidated, U.S. G.A.A.P.)	SANYO Electric Co., Ltd. (Consolidated, U.S. G.A.A.P.)
	Net assets	2,946,335	77,926
	Total assets	7,822,870	1,117,093
	Shareholders’ equity per share (yen)	1,236.05	10.44
	Net sales	8,692,672	1,489,497
	Operating profit	305,254	33,575
	Ordinary income	—	—
	Net income (loss) attributable to the company	74,017	(35,161)
	Net income (loss) per share attributable to the company per share (yen)	35.75	(5.73)

Notes:	1.	In millions of yen, unless otherwise specified.
	2.	As of June 30, 2011, Panasonic holds 140,807,803 shares, 5.74%, of its common stock.
	3.	The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted with such shares in their trust services.
	4.	The number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by The Sumitomo Trust and Banking Co., Ltd. and other corporations, which have been originally entrusted with such shares in their trust services.
	5.	The item “Ordinary income” is omitted since it does not exist under the United States Generally Accepted Accounting Principles (U.S. G.A.A.P.), which have been adopted by Panasonic and SANYO on a consolidated basis.
	6.	Figures related to the discontinued semiconductor business are excluded from the operating results and financial conditions of SANYO.

4. Description of the Business to be Succeeded

(1)	Outline of the business to be succeeded

Bond financing, redemption, and administrative work of SANYO

(2)	Operating results of the business to be succeeded

There are no entries regarding operating results of the business to be succeeded.

(3)	Assets and liabilities of the business to be succeeded (As of March 31, 2011)

(billion yen)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	40.0	Current liabilities	0
Fixed assets	0	Fixed liabilities	40.0
Total	40.0	Total	40.0

Notes:	1.	Amounts less than 100 million yen have been rounded to the nearest whole 100 million yen amount.
	2.	The assets and liabilities of the business actually succeeded will be measured at fair value on the effective date.

5. Conditions after the Business Division

Corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end of Panasonic shall not be changed as a result of the business division.

6. Effect on Financial Outlook

There shall be no effect on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2012.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented in accordance with generally accepted accounting principles in Japan. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under United States generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies, and impairment losses on long-lived assets are usually included as part of operating profit (loss) in the statement of income

# # #

August 31, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic to Absorb Wholly-Owned Subsidiary (Panasonic Electric Works Co., Ltd.)

Osaka, Japan, August 31, 2011 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that its Board of Directors has decided and signed an agreement to absorb Panasonic Electric Works Co., Ltd. (PEW), a wholly-owned consolidated subsidiary of Panasonic. The merger is expected to take effect on January 1, 2012.

Details of the merger are outlined below.

1. Purpose of the Merger

Panasonic strengthen its business infrastructure and sales ability by unifying the sales platform to Panasonic in order to reinforce the comprehensive solutions business, which is the key business of the Company. Meanwhile, Panasonic maximizes the group synergy by promoting the unified and efficient business management through integrating the lighting, home appliances and devices businesses.

2. Summary of the Merger

(1)	Schedule of the Merger

August 31, 2011	Resolution of the Board of Directors on the merger
August 31, 2011	Signing of the merger agreement
January 1, 2012 (planned)	Effective date of the merger

(Note: The merger will be conducted through a simplified procedure provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic and PEW will not be required.)

(2)	Method of the merger

Panasonic, as the continuing company, will absorb PEW, which will be dissolved upon the merger.

(3)	Allotment in relation to the merger

There shall be no allotment of shares or any other consideration upon the merger.

(4)	Treatment of stock acquisition rights and convertible bonds of the dissolving company

There are no stock acquisition rights or convertible bonds issued by PEW.

3. Basic information of Panasonic and PEW

(As of March 31, 2011, unless otherwise specified)

		Continuing company		Dissolving company
(1)	Corporate name	Panasonic Corporation		Panasonic Electric Works Co., Ltd.
(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		1048, Oaza Kadoma Kadoma City, Osaka, Japan
(3)	Name and title of representative	President, Fumio Ohtsubo		President and Representative Director, Shusaku Nagae
(4)	Principal lines of business	Manufacture and sale of electronic and electric equipment, etc.		Manufacture and sale of electrical and electronic equipments, etc.
(5)	Stated capital	258,740 million yen		148,513 million yen
(6)	Date established	December 15, 1935		December 15, 1935
(7)	Number of shares issued	2,453,053,497 shares		751,074,788 shares
(8)	Fiscal year end	March 31		March 31
(9)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (trust account)	4.76%	Panasonic Corporation (As of April 1, 2011)	100%
		Japan Trustee Services Bank, Ltd. (trust account)	4.41%
		Moxley & Co.	3.20%
		Nippon Life Insurance Company	2.73%
		Sumitomo Mitsui Banking Corporation	2.32%

(10)	Operating results and financial conditions for the year ended March 31, 2011	Panasonic Corporation (Consolidated, U.S. G.A.A.P.)		Panasonic Electric Works Co., Ltd. (Consolidated, Japan G.A.A.P.)
	Net assets	2,946,335		689,939
	Total assets	7,822,870		1,151,664
	Shareholders’ equity per share (yen)	1,236.05		878.50
	Net sales	8,692,672		1,562,882
	Operating profit	305,254		68,723
	Ordinary income	—		66,009
	Net income attributable to the company	74,017		19,085
	Net income per share attributable to the company per share (yen)	35.75		25.81

Notes:	1.	In millions of yen, unless otherwise specified.
	2.	As of June 30, 2011, Panasonic holds 140,807,803 shares, 5.74%, of its common stock.

3.	The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted with such shares in their trust services.
4.	The number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by The Sumitomo Trust and Banking Co., Ltd. and other corporations, which have been originally entrusted with such shares in their trust services.
5.	Panasonic’s “Shareholders’ equity per share” is presented in accordance with the United States Generally Accepted Accounting Principles (U.S. G.A.A.P.). As for PEW, the amount of “Net assets per share” is stated instead of “Shareholders’ equity per share.”
6.	The item “Ordinary income” is omitted since it does not exist under U.S. G.A.A.P., which has been adopted by Panasonic on a consolidated basis.

4. Conditions after the Merger

Panasonic’s corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end shall not be changed by this merger.

5. Effect on Financial Outlook

There shall be no effect on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2012.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented in accordance with generally accepted accounting principles in Japan. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under United States generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies, and impairment losses on long-lived assets are usually included as part of operating profit (loss) in the statement of income.

# # #

August 31, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic to Absorb Wholly-Owned Subsidiaries (Panasonic Electronic

Devices Co., Ltd. and Panasonic Electronic Devices Japan Co., Ltd.)

Osaka, Japan, August 31, 2011 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that its Board of Directors has decided and signed an agreement to absorb Panasonic Electronic Devices Co., Ltd. (PED), a wholly-owned consolidated subsidiary of Panasonic, and Panasonic Electronic Devices Japan Co., Ltd. (PEDJ), a wholly-owned subsidiary of PED, respectively. Each merger is expected to take effect on April 1, 2012.

Details of the merger are outlined below.

1. Purpose of the Merger

Panasonic integrates its main devices business in the same company to maximize the synergy by accelerating the decision making for management and developing a sense of unity.

2. Summary of the Merger

(1)	Schedule of the Merger

August 31, 2011	Resolution of the Board of Directors on the merger
August 31, 2011	Signing of the merger agreement
April 1, 2012 (planned)	Effective date of the merger

(Note: The merger will be conducted through a simplified procedure provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic, PED and PEDJ will not be required.)

(2)	Method of the merger

Panasonic, as the continuing company, will absorb PED and PEDJ, which will be dissolved upon the merger.

(3)	Allotment in relation to the merger

There shall be no allotment of shares or any other consideration upon the merger.

(4)	Treatment of stock acquisition rights and convertible bonds of the dissolving company

There are no stock acquisition rights or convertible bonds issued by PED and PEDJ.

3. Basic information of Panasonic, PED and PEDJ

(As of March 31, 2011)

		Continuing Company		Dissolving Company		Dissolving Company
(1)	Corporate name	Panasonic Corporation		Panasonic Electronic Devices Co., Ltd.		Panasonic Electronic Devices Japan Co., Ltd.
(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		1006, Oaza Kadoma, Kadoma City, Osaka, Japan		1006, Oaza Kadoma, Kadoma City, Osaka, Japan
(3)	Name and title of representative	President, Fumio Ohtsubo		President, Toshiaki Kobayashi		President, Toshiaki Kobayashi
(4)	Principal lines of business	Manufacture and sale of electronic and electric equipment, etc.		Technological development, manufacture and sale of devices such as capacitors, printed-wiring boards, automotive sensors, fixed resistors, switches, tuners, power supplies and speakers		Technological development, manufacture and sale of devices such as capacitors, switches, fixed resistors, automotive sensors and inductors
(5)	Stated capital	258,740 million yen		23,013 million yen		200 million yen
(6)	Date established	December 15, 1935		(Established) October 30, 1950 (Inaugurated current business) February 21, 1976		(Established) December 20, 1968 (Integrated eight companies into one) April 1, 2008
(7)	Number of shares issued	2,453,053,497 shares		304,500,001 shares		400,000 shares
(8)	Fiscal year end	March 31		March 31		March 31
(9)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (trust account)	4.76%	Panasonic Corporation	100%	Panasonic Electronic Devices Co., Ltd.	100%
		Japan Trustee Services Bank, Ltd. (trust account)	4.41%
		Moxley & Co.	3.20%
		Nippon Life Insurance Company	2.73%
		Sumitomo Mitsui Banking Corporation	2.32%

		Continuing Company	Dissolving Company	Dissolving Company
(10)	Operating results and financial conditions for the year ended March 31, 2011	Panasonic Corporation (Consolidated, U.S. G.A.A.P.)	Panasonic Electronic Devices Co., Ltd. (Non-consolidated, Japan G.A.A.P.)	Panasonic Electronic Devices Japan Co., Ltd. (Non-consolidated, Japan G.A.A.P.)
	Net assets	2,946,335	88,171	25,120
	Total assets	7,822,870	192,879	93,193
	Shareholders’ equity per share (yen)	1,236.05	289.56	62,801.88
	Net sales	8,692,672	240,933	152,749
	Operating profit	305,254	(2,716)	10,030
	Ordinary income	—	(1,879)	9,499
	Net income (loss) attributable to the company	74,017	(5,313)	5,624
	Net income (loss) per share attributable to the company per share (yen)	35.75	(17.45)	14,061.82

Notes:	1.	In millions of yen, unless otherwise specified.
	2.	As of June 30, 2011, Panasonic holds 140,807,803 shares, 5.74%, of its common stock.
	3.	The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted with such shares in their trust services.
	4.	The number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by The Sumitomo Trust and Banking Co., Ltd. and other corporations, which have been originally entrusted with such shares in their trust services.
	5.	Panasonic’s “Shareholders’ equity per share” is presented in accordance with the United States Generally Accepted Accounting Principles (U.S. G.A.A.P.). As for PED and PEDJ, the amount of “Net assets per share” is stated instead of “Shareholders’ equity per share.”
	6.	The item “Ordinary income” is omitted since it does not exist under U.S. G.A.A.P., which has been adopted by Panasonic on a consolidated basis.

4. Conditions after the Merger

Panasonic’s corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end shall not be changed by this merger.

5. Effect on Financial Outlook

There shall be no effect on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2012.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented in accordance with generally accepted accounting principles in Japan. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under United States generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies, and impairment losses on long-lived assets are usually included as part of operating profit (loss) in the statement of income.

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